September 18, 2025

David Mann
President and Chief Executive Officer
Franklin XRP ETF
c/o Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

       Re: Franklin XRP ETF
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 22, 2025
           File No. 333-285706
Dear David Mann:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Risk Factors
Risk Factors Related to Digital Assets
The trading prices of many digital assets, page 18

2. Please revise to include quantitative examples of XRP's recent, and all-time high and all-time low prices.
The value of the Shares is subject to a number of factors, page 20

3. Please revise to discuss recent network upgrades of the XRP Ledger. September 18, 2025
Page 2
Potential amendments to the XRP Ledger's protocols, page 22

4. Please revise to provide more information about the background of, and roles and functions served by, Ripple Labs and the XRP Ledger Foundation.
5.     Please expand your discussion to address material risks associated with the XRP
       Ledger being an open-source project.
If a malicious actor or botnet obtains control of more than 80% of the validating nodes, page
22

6. Here, or in an appropriate place, please address the April 2025 malware attack on the
       JavaScript library for the XRP Network.
Risk Factors Related to the Digital Asset Markets
The significant holdings of XRP by Ripple Labs and other early stakeholders, page 31

7. Please revise to discuss, to the extent material, any of the founders or early stakeholders who hold a significant stake in XRP, including, for example, Chris
       Larsen.
Competition from the emergence or growth of other digital assets, page 37

8. We note disclosure here and on page 73 as of September 2024. Please revise to update the market statistics for XRP as of a more recent date.
Overview of the XRP Industry, page 72

9. To the extent material to understanding XRP and the XRP Ledger, please disclose the nature and number of decentralized applications developed on the XRP Ledger, as well as active developers, to the extent known.
Limits on XRP Supply, page 75

10. Please address the burning of XRP as transaction fees and the resulting potential deflationary pressure over time.
Forms of Attack Against the XRP Ledger, page 76

11. Please revise to include examples of recent attacks on the XRP Ledger. The Sponsor, page 117

12. Please revise to discuss the Sponsor's experience sponsoring exchange-traded products and specifically its experience related to crypto asset markets. Revise your risk factors on page 45 as appropriate.
The Index Administrator and Secondary Index Provider, page 131

13. Please file the Index Administrator Agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why it is not required.
 September 18, 2025
Page 3
U.S. Federal Income Tax Consequences, page 132

14. We note that your discussion of tax consequences is based on the assumption that the
       Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion of counsel as to grantor trust status and describe the reasons for and level of any uncertainty, if applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets